SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 03 April 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Governor and Company of the Bank of Ireland

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	X
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to notification obligation:	National Pensions Reserve Fund Commission. Minister for Finance of Ireland
4. Full name of shareholder(s) (if different from 3):	National Pensions Reserve Fund Commission.
5. Date of transaction (and date on which the threshold is crossed or reached if different):	31 March 2009
6. Date on which issuer notified:	2 April 2009
7. Threshold(s) that is/are crossed or reached:

The National Pensions Reserve Fund Commission (the "NPRFC")
has acquired voting rights equivalent to 25% of all votes capable of being cast by stockholders on a poll at a general court of the Bank on any resolution proposed at such a general court of the Bank involving the appointment and removal of directors and certain matters relating to a proposed change of control of the Bank (being a change in the holding of more than 50% of the voting stock of the Bank or of substantially all of the Bank's business and assets).

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
8 per cent. non cumulative preference stock of €0.01 each	Below 3%	Below 3%	3,500,000,000	As described at paragraph 7 (above).	N/A	As described at paragraph 7 (above).	N/a
SUBTOTAL A (based on aggregate voting rights)	Below 3%	Below 3%	3,500,000,000	As described at paragraph 7 (above).		As described at paragraph 7 (above).

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument is exercised/converted)	Percentage of voting rights
Warrant	1 April 2019	At any time between the 31 March 2014 and 1 April 2019.	As described at paragraph 13(a) (below).	As described at paragraph 13(a) (below).
Bonus Ordinary Stock	N/A	As described at paragraph 13 (b) (below).	As described at paragraph 13 (b) (below).	As described at paragraph 13 (b) (below).
		SUBTOTAL B ( in relation to all expiration dates)	As described at paragraph 13 (a) and (b) (below).	As described at paragraph 13 (a) and (b) (below).

Total (A+B)
Number of voting rights	Percentage of voting rights
As described at paragraph 7 (above) and 13 (a) and (b) (below).	As described at paragraph 7 (above) and 13 (a) and (b) (below).

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
N/A

Proxy Voting: N/A
10. Name of proxy holder:	-
11. Number of voting rights proxy holder will cease to hold:	-
12. Date on which proxy holder will cease to hold voting rights:	-

13. Additional information:

See Appendix A.

Bank of Ireland is making this notification on receipt of a notification from National Pensions Reserve Fund Commission and Minister for Finance
of Ireland under the Transparency (Directive 2004/109/EC) Regulations 2007.

14 Contact name:	John B. Clifford - Group Secretary
15. Contact telephone name:	+353 1 6043400

(Cont'd)

Appendix A

13. Additional Information:

(A) The Warrants

The warrants, if exercised in full, would entitle the NPRFC to acquire 334,737,148 units of ordinary stock of the Bank, equivalent to 25 per cent. of the existing ordinary stock of the Bank. The NPRFC shall be entitled to exercise no more than 50 per cent. of the voting rights attaching to any units of ordinary stock which are issued as a result of the exercise of the warrants.

The number of warrants to be issued will be reduced pro rata (on a scale from 25 per cent. to 15 per cent. of the ordinary stock of the Bank existing as of 31 March 2009, the date of issue of the 8 per cent. non-cumulative preference stock of €0.01 each (the "New Preference Stock") in the event that the Bank raises new core tier 1 capital of up to €1.5 billion on or before 31 December 2009 and uses the proceeds of such capital raising to repurchase up to €1.5 billion of the New Preference Stock.

The number of units of ordinary stock which are the subject of each warrant is capable of being adjusted where there are changes in the capital stock of the Bank.

(B) Bonus Ordinary Stock

The New Preference Stock entitles the NPRFC to receive a non-cumulative cash dividend at a fixed rate of 8 per cent. of the subscription price of €3.5 billion, payable annually in arrears at the discretion of the Bank. If a cash dividend is not paid by the Bank, the Bank shall make a bonus issue of ordinary stock in the Bank (the "Bonus Ordinary Stock") to the NPRFC.

The number of Bonus Ordinary Stock that the Bank would be required to issue to the NPRFC in the event of non-payment of a cash dividend, is calculated by reference to the net amount of the unpaid dividend amount divided by:

  100 per cent of the average daily closing price of ordinary stock of the Bank on the Irish Stock Exchange over the 30 dealing days immediately preceding the original scheduled dividend declaration date, in the event that the Bonus Ordinary Stock is issued on the originally scheduled dividend payment date; or

  95 per cent of the average daily closing price of ordinary stock of the Bank on the Irish Stock Exchange over the 30 dealing days immediately preceding the original scheduled dividend declaration date, in the event that the Bonus Ordinary Stock is issued later than the originally scheduled dividend payment date.

The Bonus Ordinary Stock will rank pari passu with the ordinary stock of the Bank as to voting ,save that, in respect of a resolution to appoint, re-elect or remove a director of the Bank, the maximum aggregate number of votes that shall be capable of being cast by NPRFC is 25% (see above at paragraph 7).

The Bonus Ordinary Stock will be issued on a date determined by the Bank , provided that the date of issue is not later than the date on which the Bank subsequently redeems or repurchases or pays a dividend on the New Preference Share or any other class of capital stock. If any Bonus Ordinary Stock becomes due, but is not issued to the Bank, the NPRFC will be entitled, at a general court of the Bank, to cast up to the number of votes that would have attached to the Bonus Ordinary Stock had it been so issued on the relevant dividend payment date.

ENDS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 03 April 2009